

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2021

Stephen Hurly
Chief Executive Officer
LAVA Therapeutics BV
Yalelaan 60
3584 CM Utrecht, the Netherlands

      Re: LAVA Therapeutics BV
         Registration Statement on Form F-1
         Filed March 2, 2021
         File No. 333-253795

Dear Mr. Hurly:

     We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Common stock to be outstanding after this offering, page 9

1.   We note from your revised disclosure in response to prior comment 8 that you will issue to VUmc common shares equal to €3.0 million divided by the initial public offering price upon the closing of this offering. Please clarify in the notations to this section if the common stock to be outstanding after this offering will include those shares.

Material Weaknesses, page 76

2.   Please disclose when you intend to commence hiring the additional accounting and financial reporting staff needed to remediate the material weaknesses. In this regard, it is not clear whether this remedial measure is expected to occur in 2021 or in a subsequent period.

<u>VUmc Agreement, page 100</u>

3. Please expand this disclosure to quantify the estimated offset to the Exit payments which presumably includes the 3.2 million Euros disclosed on page F-30. Also, if the Exit payments can be reasonably expected to have a material adverse impact on your 2021 operating results then please highlight this issue in the forepart of MD&A and in the corresponding risk factor on page 13. Further, given that your total assets are 16.7 million Euros, it appears that an exit payment in "the high-teens of millions of Euros" will materially impact your financial statements so please describe the accounting impact of this transaction in a footnote to your Summary and Selected Financial Data sections as well as in MD&A.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Christie Wong at 202-551-3684 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua A. Kaufman, Esq.